[redacted]

08004403

RECEIVED
2008 AUG 18 P 2:1

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

**Rule 12g3-2(b) File No.
82-34748**

Date 14 August 2008

**Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748**

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Kay Amelungse

Stefanie Weyrich

PROCESSED
AUG 20 2008
THOMSON REUTERS

Enclosures

14 August 2008 Disclosure pursuant to section 26 of the German Securities Trading Act - Orbis Group

dlw 8/18

Hypo Real Estate
GROUP

RECEIVED
2008 AUG 18 P 2: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Shareholding Disclosures

14.08.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Orbis Group

WKN: 802 770
ISIN: DE 000 802 770 7

(Translation)

Pursuant to section 21 para. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz, "WpHG"), Orbis Investment Management Limited, Hamilton HM 11, Bermuda notified us on 13 August 2008 that the percentage of voting rights in Hypo Real Estate Holding AG München, Deutschland, ISIN: DE0008027707, WKN: 802770 , moved above the threshold of 5 % on 05 August 2008 and amounts to 5.14 % (10,330,161 voting rights) as per this date.

Thereof 5.14 % (10,330,161 voting rights) were allocated Orbis Investment Management Limited according to section 22 para. 1 sentence 1 no. 6, WpHG.

Voting rights that are to be allocated to Orbis Investment Management Limited are held via the following company whose holdings of voting rights amount to 3 % or more in Hypo Real Estate Holding AG:

- Orbis Global Equity Fund Limited

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING AG

END